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                              May 3, 2022

       Zhou Hongxiao
       Chief Executive Officer
       Longduoduo Company Limited
       419, Floor 4, Comprehensive Building,
       Second Light Hospital, Ordos Street,
       Yuquan District, Hohhot,
       Inner Mongolia, China

                                                        Re: Longduoduo Company
Limited
                                                            Amendment No 2. to
Registration Statement on Form S-1
                                                            Filed April 18,
2022
                                                            File No. 333-260951

       Dear Mr. Hongxiao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   We note your disclosure
on page 1 that    [y]our Hong Kong and PRC subsidiaries are not
                                                        required to obtain
permission from the Chinese authorities including the China Securities
                                                        Regulatory Commission,
or CSRC, or Cybersecurity Administration Committee, or CAC,
                                                        to operate or to issue
securities to foreign investors.    Please disclose how you determined
                                                        that such permissions
are not required. If you are relying on the advice of counsel for this disclosure, please
disclose the name of such counsel and file their consent. If you did not consult counsel for the
disclosed conclusions, please disclose why.
 Zhou Hongxiao
FirstName  LastNameZhou Hongxiao
Longduoduo   Company Limited
Comapany
May  3, 2022NameLongduoduo Company Limited
May 3,
Page 2 2022 Page 2
FirstName LastName
Our Business, page 3

2. We note your response to our prior comment 4. Please more fully describe what services each of these providers offer under the identified contracts. For example, please describe and explain the following terms and how they fit into your business model:

                Microwave Therapy;
                Vegetative Nerve Regulation (anterior);
                Meridian-regulating and Consciousness-restoring Iatrotechnics; PRP.

         The above is not an exhaustive list. Please fully describe the services offered by your company. In addition, disclose whether these services have received regulatory approval or include risk factor disclosure as appropriate.
Risks Relating to Doing Business in China, page 5

3. We note your response to prior comment 10 and your inclusion of the paragraph beginning with "The approval of the PRC government may be required for this offering...". Please remove the earlier reference that you are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, as that does not appear to be certain at this time.
4.       We note the following disclosure on your cover page:

                The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC through the
              Administrative Regulations of the PRC on Foreign Exchange (the Foreign Exchange
              Regulations   ), and the Notice of State Administration of
Foreign Exchange on
              Promulgation of the Provisions on Foreign Exchange Control on Direct Investments
              in China by Foreign Investors promulgated by the SAFE, or the Notice. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. The Foreign Exchange Regulations will present a barrier to currency transactions between our U.S. parent company and our Chinese operating subsidiary.
              If we raise funds in the U.S. dollars for the purpose of funding our operations in
              China, we will be required to obtain SAFE approval of the conversion of the dollars into Renminbi, which could be denied.

         Please revise your summary risk factors to address the risks of transferring cash into and out of China.
5. Please expand your summary risks in this section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Ensure that your full risk factors also address these risks. Zhou Hongxiao
Longduoduo Company Limited
May 3, 2022
Page 3
6. For each risk summarized in this section, provide a cross reference to the more detailed, specific risk factor disclosure in your Risk Factors section.
       You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameZhou Hongxiao
                                                           Division of
Corporation Finance
Comapany NameLongduoduo Company Limited
                                                           Office of Life
Sciences
May 3, 2022 Page 3
cc:       Jenny Chen-Drake, Esq.
FirstName LastName